SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02056135

FORM 6 - K

RECEIVED
AUG 27 2002
151

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 August 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

PROCESSED
AUG 29 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

c:\msoff\win
\aud\court\issues\stockex

Bank of Ireland
Group

News Release

AIB and Bank of Ireland announce the withdrawal of proposals for an IT Joint Venture

AIB and Bank of Ireland have announced that they have annulled their agreement to form a joint venture technology company (JV) and have jointly withdrawn their application to the European Commission for competition clearance for the proposed JV.

This decision has been taken following an indication from the Commission that the JV would be subjected to a further detailed investigation lasting for a prolonged period. Both banks concluded that such an extended process would create great uncertainty and would be unduly costly. It could also have an adverse impact on customer service and would be de-stabilising for staff.

AIB and Bank of Ireland are disappointed that the JV will not now go ahead. It would have reduced processing costs substantially and improved efficiency and customer service. It generated strong interest in the banking and technology sectors internationally and had the potential to provide its services to organisations with volume processing requirements in Ireland and elsewhere.

Ends
23 August 2002

Further information:

Catherine Burke Head of Corporate Relations AIB Group Tel: 353 1 660 0311	David Holden Head of Group Corporate Communications Bank of Ireland Tel: 353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 23 August 2002